April 26, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Gordon Scott Venters
President, Chief Executive Officer and Acting Chief Financial
Officer
530 North Federal Highway
Fort Lauderdale, Florida 33301

Re:	Magic Media Networks, Inc.
	Form 10-KSB for the year ended October 31, 2005
	Form 10-QSB for the quarter ended January 31, 2006
	Commission file #: 000-30800

Dear Mr. Venters:

We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *
Form 10-KSB for the year ended October 31, 2005

Management`s Discussion and Analysis

- Losses

1. You state that without required funding, you will not be able to increase your locations or attract sales organizations and national advertisers. Please revise your disclosure in future filings to disclose any other reasonably possible outcomes that may result from your lack of liquidity, such as curtailment of your operations, inability to implement your business plan, or a voluntary or involuntary bankruptcy filing, including liquidation of the company.
As part of your revised disclosure, please indicate that the accountants report contained an explanatory paragraph regarding the
Company`s ability to continue as a going concern and discuss management`s plan of operation to continue the Company`s operations as a going concern.

- Liquidity and Capital Resources

2. We note your disclosure that you have retained an accounting firm that is experienced in negotiating with the IRS regarding payroll tax liabilities and that you give no assurance that you will be able to reach a settlement that will be acceptable. Please explain to us the nature of the negotiations with the IRS, including the circumstances that led to the negotiations and the hiring of an accounting firm to assist in negotiations. Please tell us if the position of the IRS is that you may owe more than the amount currently accrued and if so, please tell us the amount the IRS believes you owe and include it in your disclosure in future filings. We may have further comment upon receipt of your response.

- Capital Expenditures

3. We note your disclosure that your only significant capital expenditure in the upcoming year will be for television screens to be placed in various locations. In future filings, please quantify the capital expenditures including an estimate of maximum expenditure for the upcoming year. See Item 303(b)(1)(iii) of Regulation SB.

Item 8A. Controls and Procedures

4. We note that in your evaluation of disclosure controls and procedures you refer to Rules 13a-14. Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange
Act of 1934. Please refer to the appropriate Rules in future filings.
See Item 307 of Regulation S-B. Additionally, we note your disclosure that the Company`s current disclosure controls and procedures were effective "in timely alerting them to material information relating to the Company required to be included in our periodic SEC filings." In future filings, please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Financial Statements

Consolidated Statements of Cash Flows

5. We note that you have presented that acquisition of ALW Communications as an investing activity on the statement of cash flows. Please explain to us why there is a $21,835 cash outflow associated with this acquisition when Note 8 to the financial statements discloses that the acquisition of ALW was made by the issuance of 1,282,354 shares of stock, a non-cash transaction. Additionally, we would expect that the transaction would be disclosed in Note 11 as a non-cash investing and financing activity in accordance with paragraph 32 of SFAS No. 95. We may have further comment upon receipt of your response.

Notes to the Financial Statements

- Revenue Recognition

6. We note the disclosure indicating that production revenue is recognized upon the delivery and acceptance of produced video clips and that air time revenue is recognized ratably over the initial
90
day period. We also note that agreements with customers provide for payment of one sum for both of these services. Given that a single sum is due from customers for both services under the terms of their agreements, please explain why you believe it is appropriate to account for production revenue upon delivery and acceptance of the completed video clips. As part of your response, please indicate how you considered the guidance outlined in paragraph 9 of EITF 00-21 in determining that your revenue recognition with respect to production revenues is appropriate. We may have further comment upon receipt of your response.

Note 4. Commitments

7. We note your disclosure of both facilities and equipment
leases.
In future filings, please disclose the amount of rent expense for each
period for which an income statement is presented.  See paragraph
16
of SFAS No. 13.



Note 7. Common Stock Options and Warrants

8. We note that during 2004 and 2005, modifications were made to the expiration date and exercise price of the outstanding options granted to two individuals in September 2003 pursuant to consulting agreements. Please tell us and disclose in future filings, the method and the key assumptions used for determining the fair value of the options modified during fiscal 2005 that resulted in a charge of $79,875 to consulting expense.

Note 9: Litigation
- Franco

9. We note that you are involved in litigation in which the arbitrator has determined that you should pay the plaintiff $51,300 plus interest and possibly attorney`s fees and subsequently the Court confirmed the arbitration award and entered a judgment in favor of the plaintiff in the amount of $64,704. Please tell us if you have recorded an accrual on your books for this liability and the amount of that accrual, if applicable. If you have not established an accrual for this judgment, please tell us and explain in the notes to the financial statements why you believe it is appropriate not to record a liability. See paragraph 8 of SFAS No. 5.

Section 302 Certification

10. We note that in referring to the definition of disclosure controls and procedures you refer to Rules 13a-14 and 15d-14. Please note that the rules regarding the definition of disclosure controls and procedures are located in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Additionally, please revise the wording in 4a-c to be consistent with the aforementioned rules.

Quarterly Report on Form 10-QSB for the Quarter ended January 31,
2006
Consolidated Balance Sheets

11. We note from your consolidated balance sheet as of January 31, 2006 that you currently have 46,250,000 shares of common stock authorized and 40,764,325 shares of common stock outstanding. We further note from the disclosures in the notes to your audited and interim financial statements that your 3,750,000 shares of Series B
Convertible Preferred Stock may be converted into 3,750,000 common shares and that the $200,000 of convertible notes payable may be converted into as many as 4,000,000 common shares. As you do not currently have an adequate number of authorized shares to satisfy the possible conversion of both the convertible notes payable and your Series B Preferred Stock at January 31, 2006, it appears that you may need to classify your Series B Preferred stock as a liability at January 31, 2006 pursuant to the guidance outlined in EITF 00-19, and record changes in the fair value of this liability in your statements of operations. Please advise or revise as appropriate. We may have further comment upon receipt of your response.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Gordon Venters
Magic Media Networks, Inc.
April 26, 2006
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